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Exhibit 4.12

THIS AMENDED AND RESTATED SECURED CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SECURITIES HAVE BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH OTHER APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIRD AMENDED AND RESTATED SECURED
CONVERTIBLE PROMISSORY NOTE

December 30, 2005	$9,338,563.62

        FOR VALUE RECEIVED, INFORMATION SERVICES EXTENDED, INC., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("Holder"), the principal amount of Nine Million Three Hundred Thirty-Eight Thousand Five Hundred Sixty-Three Dollars and Sixty-Two Cents ($9,338,563.62), together with all other amounts due and owing hereunder and to pay interest on the unpaid principal balance hereof outstanding from time to time at the rate and at the times set forth in Section 2. This third amended and restated secured convertible promissory note (the "Note"), amends, restates and replaces that certain second amended and restated secured convertible promissory note (the "Second Amended Note"), made by Maker payable to the order of Holder dated August 2, 2005, in the aggregate principal amount of $9,146,736.23. The Second Amended Note amended, restated and replaced that certain amended and restated secured convertible promissory note (the "First Amended Note"), made by Maker payable to the order of Holder dated April 14, 2005, in the aggregate principal amount of $14,764,285.39. The First Amended Note amended, restated and replaced that certain promissory note (the "Old Note"), made by Maker payable to the order of Wachovia Bank, N.A. dated June 7, 2002, in the aggregate principal amount of $12,080,000 (and subsequently assigned to Holder). Holder assigned a portion of the First Amended Note in several transactions in an aggregate amount equal to $5,617,549.16 to a third party at which time the First Amended Note was cancelled and replaced with the Second Amended Note and a Third Party Note (as defined below) payable to such third party. This Note, any note(s) which replace this Note, and the Third Party Notes, are hereinafter collectively referred to as the "Notes."

1.    Definitions.    For purposes of this Note, the following capitalized terms have the following meanings:

        "Affiliate" means with respect to any Person, any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such first Person, (ii) which beneficially owns or holds ten percent (10%) or more of any class of the voting stock of such first Person, or (iii) whereby ten percent (10%) or more of the voting stock (or in the case of a Person which is not a corporation, ten percent (10%) or more of the equity interest) of such other Person is beneficially owned or held by such first Person or by a Subsidiary of such first Person.

        "Business Day" means any day other than (a) Saturday or Sunday or (b) any other day on which banks in the State of New York and the State of Florida are permitted or required to be closed.

        "Change of Control" with respect to an entity shall mean: (i)(A) any consolidation or merger of such entity with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of such entity immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which such entity is a party in which in excess of fifty percent (50%) of such entity's voting power is transferred; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by such entity or any successor or indebtedness of such entity is cancelled or converted or a combination thereof; and (ii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of such entity.

        "Collateral" shall have the meaning provided therefor in the Security Agreement.

        "Common Shares" shall mean the shares of common stock, $.001 par value per share, of Local Matters.

        "Default Rate" shall mean seven percent (7%) per annum.

        "Event of Default" shall have the meaning given to it in Section 6(a).

        "IPO" means an underwritten initial public offering of the Common Shares of Local Matters pursuant to an effective registration statement under the Securities Act of 1933, as amended, as then in effect (or any comparable statement under any similar federal statute then in force or effect).

        "Local Matters Assignment and Assumption Agreement" shall mean that certain Assignment and Assumption Agreement dated as of April 14, 2005 between Maker, as assignor, and Local Matters, Inc. (formerly Aptas, Inc.), a Delaware corporation ("Local Matters"), as assignee, pursuant to which Local Matters agrees to assume all of the Obligations of the Maker under the Notes, effective as of the earlier to occur of (a) the closing of an IPO, and (b) immediately prior to the occurrence of a Change of Control of Local Matters, provided that the transaction contemplated by the Stock Purchase Agreement between Local Matters, Maker and the shareholders of Maker has not been rescinded prior to such date.

        "Maturity Date" shall have the meaning given to it in Section 3(a).

        "Note" as used herein, shall mean this Third Amended and Restated Secured Convertible Promissory Note.

        "Obligations" shall mean all obligations of the Maker to Holder however created, arising or evidenced, whether direct or indirect, joint or several, absolute or contingent, or now or hereafter existing, or due or to become due, which arise out of or in connection with this Note, the Security Agreement and each other related document, including, without limitation, all reasonable costs incurred by Holder in connection with the enforcement of this Note.

        "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

        "Qualified IPO" means an IPO which raises net proceeds to Local Matters of at least $35 million.

        "Security Agreement" shall have the meaning given to it in Section 3(e).

        "Subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (i) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or more than fifty percent (50%) of the general partnership interests are, at the time any determination is being made, owned, controlled or held by the parent, or (ii) that is, at the time any determination is made, otherwise controlled by, the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent.

        "Third Party" shall mean, collectively, with one or more Persons who become assignees of a portion of this Note and hold a Third Party Note.

        "Third Party Note" shall mean the promissory note(s), substantially in the form attached hereto as Exhibit B, that was issued to a Person (or Persons) who became an assignee of a portion of this Note in an aggregate amount of up to $7 million.

2.    Payment of Interest.    Except as otherwise expressly provided in Section 6(b)(i) hereof for the period commencing on January 1, 2006 and ending on December 31, 2006, no interest shall accrue on this Note, and all such interest is hereby waived.

3.    Payment of Principal on Note and Security.

        (a)    Maturity Date.    The Maker shall pay the principal amount outstanding hereunder together with accrued and unpaid interest thereon on the earlier of (i) March 31, 2013, and (ii) acceleration of the maturity of this Note by Holder pursuant to Section 6(b)(i) (the earlier of such dates, the "Maturity Date"). Notwithstanding the foregoing, in the event an IPO has not been consummated on or before December 31, 2006, then, on December 31, 2006, $5,000,000 of the principal amount of this Note shall be forgiven, automatically and with no further action on the part of Holder or Maker ("Loan Forgiveness").

        (b)    Optional Principal Prepayments.    Prior to the Maturity Date, the principal balance of this Note, along with all accrued interest, may be paid by the Maker in whole or in part upon five (5) days prior written notification to Holder without penalty; provided that during such five (5) day period, if the IPO shall have previously occurred within 180 days then Holder shall have the option of converting this Note into Common Shares in accordance with the procedures set forth in Section 7 hereof; and provided further that, commencing ninety (90) days following the IPO and upon thirty (30) days prior written notice to Holder, Maker may elect to prepay the entire principal balance of this Note for an amount equal to eighty-five percent (85%) of the sum of the principal balance of this Note outstanding on the date of prepayment and all accrued interest through the date of such prepayment.

        (c)    Best Efforts Repayment.    In the event of a Qualified IPO, at the election of Holder the Maker shall use its best efforts to cause Local Matters to apply fifty percent (50%) of the net proceeds in excess of $35 million in such Qualified IPO (such fifty percent of excess net proceeds, the "Excess Net Proceeds"), to repay the outstanding principal plus accrued and unpaid interest on this Note. Holder shall provide Maker with written notice of its election to receive the Excess Net Proceeds towards repayment of this Note at least ten (10) days prior to the printing by Local Matters of the preliminary prospectus relating to the Qualified IPO, provided that, Local Matters has given Maker not less than thirty (30) days notice of its intent to file a registration statement relating to a Qualified IPO.

        (d)    Security Agreement.    The Maker's obligations hereunder shall be secured by all of the assets and other property of Maker pursuant to that certain Security Agreement, between the Maker and the Holder, in its capacity as lender and as agent for the Lenders (as defined therein), dated as of April 14, 2005 (the "Security Agreement").

        (e)    Application of Payments.    All payments hereunder shall be applied first to accrued interest and then to principal.

4.    Affirmative Covenants.    So long as this Note shall remain outstanding or any Obligations shall remain unpaid, the Maker shall:

        (a)    Compliance with Laws.    Comply in all material respects with applicable laws, rules, regulations, and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments, and governmental charges imposed upon it or upon its property except for good faith contests for which adequate reserves are being maintained.

        (b)    Notice of Defaults and Events of Default.    Provide to Holder, as soon as possible and in any event within three (3) business days after the occurrence of each event which either (i) is an Event of Default, or (ii) with the giving of notice or lapse of time or both would constitute an Event of Default, a written notice setting forth the details of such event and the action which is proposed to be taken by the Maker with respect thereto.

5.    Reserved.

6.    Events of Default.

        (a)    Definition.    For purposes of this Note, an "Event of Default" shall be deemed to have occurred if:

            (i)  all or any part of the interest on or principal of this Note is not paid when and as the same shall become due and payable, whether at maturity, by acceleration, by notice of prepayment, or otherwise, and such default remains more than thirty (30) days after Holder provides written notice to Maker of such default;

           (ii)  a default shall occur in the observance or performance in any of the other covenants or agreements of the Maker contained herein or in the Security Agreement and shall continue for thirty (30) consecutive days after written notice thereof from Holder; or

         (iii)  the Maker makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Maker bankrupt or insolvent; or any order for relief with respect to the Maker is entered under the Federal Bankruptcy Code; or the Maker petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Maker, or of any substantial part of the assets of the Maker, or commences any proceeding relating to the Maker under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Maker and either (x) the Maker by any act indicates its approval thereof, consent thereto or acquiescence therein or (y) such petition, application or proceeding is not dismissed within sixty (60) days.

        (b)    Consequences of Events of Default.

            (i)  If an Event of Default has occurred and shall be continuing beyond any applicable cure period, then the principal of this Note and the interest accrued hereon will, upon written notice from Holder (provided no further notice shall be required for an Event of Default under clause 6(a)(iii)), forthwith become and be due and payable, if not already due and payable. If payment of this Note is accelerated, then the outstanding principal balance thereof shall bear interest at the Default Rate from and after the date of notice by the Maker to Holder of the Event of Default. The Maker agrees to pay to Holder all reasonable out-of-pocket costs and expenses incurred by Holder in any effort to enforce the Maker's obligations under this Note and pay interest at the Default Rate on such costs and expenses to the extent not paid when demanded.

           (ii)  Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law. Holder may exercise any and all of its remedies under the Security Agreement contemporaneously or separately from the exercise of any other remedies hereunder or under applicable law.

         (iii)  The Maker hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Maker hereunder.

7.    Optional Conversion.

        (a)    Optional Conversion Right.    Holder shall have the right within 180 days following the consummation of the IPO to convert, in whole, the outstanding balance of the unpaid principal plus interest under this Note, as set forth below into the number of Common Shares issuable upon the exercise of the conversion rights at the conversion ratio set forth below. If Holder so elects to convert this Note, Holder shall notify Maker and Local Matters in writing (the "Conversion Indication Request Notice") within 180 days following the consummation of the IPO.

        (b)    Optional Conversion Procedure and Price.

            (i)  The number of Common Shares issuable upon conversion shall be equal to the aggregate outstanding balance of unpaid principal plus unpaid interest of the Note on the conversion date divided by the price per Common Share in the IPO (as adjusted for combinations or divisions of Common Shares, dividends, recapitalizations or any similar transaction) on the conversion date. In the event the price per Common Share at the time of the conversion is less than the price per Common Share in the IPO, then no conversion shall be permitted pursuant to this Section 7 without the prior written consent of Local Matters.

           (ii)  Any such conversion of this Note shall be deemed to have been effected as of the close of business on the date on which this Note was surrendered at the principal office of Local Matters accompanied by the Conversion Indication Request Notice. At such time as such conversion has been effected, the rights of Holder as such holder shall cease, and Holder shall be deemed to have become the holder of record of the Common Shares represented thereby.

         (iii)  As soon as possible after a conversion has been effected (but in any event within five (5) business days), Local Matters shall deliver to Holder, a certificate or certificates representing the number of Common Shares (excluding any fractional share) issuable by reason of such conversion in such name or names and such denomination or denominations as Holder has specified to Local Matters in writing.

          (iv)  If any fractional Common Share would, except for the provisions hereof, be deliverable upon conversion of this Note, Local Matters, in lieu of delivering such fractional share, shall pay Holder an amount equal to the value of such fractional share.

           (v)  The issuance of certificates for Common Shares upon conversion of this Note shall be made without charge to Holder for any issuance tax in respect thereof or other cost incurred by the Maker or Local Matters, as the case may be, in connection with such conversion and the related issuance of Common Shares. Upon conversion of this Note, Local Matters shall take all such actions as are necessary in order to ensure that the Common Shares issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

          (vi)  Local Matters shall not close its books against the transfer of Common Shares issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. Holder, upon the request of Local Matters, at Local Matters' sole expense, shall assist and cooperate with Local Matters in making any required governmental filings or in obtaining any government approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by Local Matters).

         (vii)  Local Matters shall take all such actions as may be necessary to assure that all such Common Shares may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Shares may be listed (except for official notice of issuance which shall be immediately delivered by Local Matters upon each issuance).

        (viii)  In case of any recapitalization, reclassification or change of the outstanding securities of Local Matters or of any reorganization of Local Matters or any similar corporate reorganization on or after the date hereof (a "Restructuring"), then lawful and adequate provisions shall be made so that in each such case the Holder, upon conversion of this Note at any time after the consummation of such Restructuring, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon conversion of this Note prior to such Restructuring, the shares or other securities or property (including cash) to which the Holder would have been entitled upon such consummation if the Holder had converted the principal and interest due under this Note immediately prior thereto, all subject to further adjustment as provided hereunder; and in each such case, the terms of this Section 7 shall be applicable to the shares or other securities properly receivable upon conversion of the principal and interest due under this Note, as applicable, after the consummation of such Restructuring.

          (ix)  If after the IPO and prior to conversion of the entire outstanding principal balance of this Note plus all accrued interest thereon, (A) Local Matters shall take a record of the holders of its Common Shares (or other securities at the time receivable upon the conversion of the Note) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any securities, or to receive any other right or otherwise proposes to make a dividend or distribution; (B) there is proposed any capital reorganization of Local Matters, any reclassification of the equity interests of Local Matters, any consolidation or merger of Local Matters with or into another entity, or any conveyance of all or substantially all of the assets of Local Matters to another entity; (C) any voluntary dissolution, liquidation or winding-up of the Maker; or (D) any redemption or conversion of outstanding Common Shares into any other type of securities;, then in each such case, the Maker will mail or cause to be mailed to Holder a notice in accordance with Section 15 specifying, as the case may be, (1) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (2) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of the Common Shares (or at the time receivable upon the conversion of this Note) shall be entitled to exchange their Common Shares (or such other securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up,. Such written notice shall be given at least 20 days prior to the transaction in question and not less than 10 days prior to the record date in respect thereof.

8.    Mandatory Conversion.

        (a)    Mandatory Conversion.    In the event an IPO has not been consummated on or before December 31, 2006, then, on December 31, 2006 this Note shall automatically convert into that number of shares of Series 1 Preferred Stock of Local Matters ("Preferred Shares"), as set forth in Section 8(b).

        (b)    Conversion Procedure and Price.

            (i)  The number of Preferred Shares issuable upon conversion shall be equal to the entire outstanding principal balance of this Note (after giving effect to the Loan Forgiveness) plus all accrued and unpaid interest thereon as of December 31, 2006 divided by $2.74.

           (ii)  Any such conversion of this Note shall be deemed to have been effected as of December 31, 2006. At such time as such conversion has been effected, the rights of Holder as such holder shall cease, and Holder shall be deemed to have become the holder of record of the Preferred Shares represented thereby.

         (iii)  As soon as possible after a conversion has been effected (but in any event within five (5) business days), Local Matters shall deliver to Holder, a certificate or certificates representing the number of Preferred Shares (excluding any fractional share) issuable by reason of such conversion in such name or names and such denomination or denominations as Holder has specified to Local Matters in writing.

          (iv)  If any fractional Preferred Share would, except for the provisions hereof, be deliverable upon conversion of this Note, Local Matters, in lieu of delivering such fractional share, shall pay Holder an amount equal to the value of such fractional share.

           (v)  The issuance of certificates for Preferred Shares upon conversion of this Note shall be made without charge to Holder for any issuance tax in respect thereof or other cost incurred by the Maker or Local Matters, as the case may be, in connection with such conversion and the related issuance of Preferred Shares. Upon conversion of this Note, Local Matters shall take all such actions as are necessary in order to ensure that the Preferred Shares issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

          (vi)  Local Matters shall not close its books against the transfer of Preferred Shares issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. Holder, upon the request of Local Matters, at Local Matters' sole expense, shall assist and cooperate with Local Matters in making any required governmental filings or in obtaining any government approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by Local Matters).

         (vii)  Local Matters shall take all such actions as may be necessary to assure that all such Preferred Shares may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Preferred Shares may be listed (except for official notice of issuance which shall be immediately delivered by Local Matters upon each issuance).

        (viii)  In case of any recapitalization, reclassification or change of the outstanding securities of Local Matters or of any reorganization of Local Matters or any similar corporate reorganization on or after the date hereof (a "Restructuring"), then lawful and adequate provisions shall be made so that in each such case the Holder, upon conversion of this Note at any time after the consummation of such Restructuring, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon conversion of this Note prior to such Restructuring, the shares or other securities or property (including cash) to which the Holder would have been entitled upon such consummation if the principal and interest due under this Note had been converted immediately prior thereto, all subject to further adjustment as provided hereunder; and in each such case, the terms of this Section 8 shall be applicable to the shares or other securities properly receivable upon conversion of the principal and interest due under this Note, as applicable, after the consummation of such Restructuring.

9.    Lost, Stolen, Destroyed or Mutilated Notes.    In case this Note shall be mutilated, lost, stolen or destroyed, the Maker shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of such mutilated Note, or in lieu of this Note being lost, stolen or destroyed, upon receipt of evidence satisfactory to the Maker, including an executed affidavit of an authorized Holder officer, of the loss, theft or destruction of such Note.

10.    Amendment and Waiver.    Except as otherwise expressly provided herein, the provisions of this Note may be amended and the Maker may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Maker has obtained the prior written consent of Holder.

11.    Cancellation.    After all principal and accrued interest, and any other Obligations, at any time owed with respect to this Note have been paid in full or this Note has been converted in its entirety in accordance with its terms, this Note shall immediately be surrendered to the Maker for cancellation and shall not be reissued.

12.    Interpretation.    For the purposes of this Note, all dollar amounts and references to "$" or "Dollar" shall be deemed to refer to United States of America dollars.

13.    Place of Payment.    Payments of principal and interest are to be paid to Holder by wire transfer in accordance with the following instructions:

        Kevin Kimberlin Partners, L.P.
        ABA #
        Account #
        RE: ISX Loan Payment

or to such other address or to the attention of such other person as specified by prior written notice to the Maker.

        14.    Governing Law.    This Note shall be governed by and construed in accordance with, the laws of the State of New York.

        15.    Notices.    All notices and other communications provided for under this Note shall be in writing (including by facsimile) and addressed, delivered or transmitted in accordance with the Local Matters Assignment and Assumption Agreement.

        16.    Transfer.

        (a)   Upon the acquisition of Maker or Local Matters (or any of their Affiliates) by a third party, Maker may assign the Notes and the Security Agreement and all of its rights and obligations hereunder and thereunder to such third party upon written notice to Holder and the third party. In addition, Maker may assign the Notes and the Security Agreement and all of its rights and obligations hereunder and thereunder to Local Matters at any time upon written notice to Holder, subject to Local Matters' obligations thereunder as set forth in the Local Matters Assignment and Assumption Agreement.

        (b)   Any assignee of this Note may not assign the replacement note without the prior written consent of Maker.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date first set forth above.

INFORMATION SERVICES EXTENDED, INC.

By:	/s/ Ernest J. Sampias Name: Ernest J. Sampias Title: Treasurer

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THIRD AMENDED AND RESTATED SECURED CONVERTIBLE PROMISSORY NOTE